SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference call connection information

3Q20 Earnings Calls Wednesday, November 4, 2020

Live Webcast Access at www.voegol.com.br/ir

In English	In Portuguese
10:00 a.m. (US EST) 12:00 p.m. (Brasília time)	11:30 a.m. (US EST) 1:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10147838	Code: 2000720#

1

Earnings Report Third Quarter 2020

GOL Expands Flights As Demand for Air Travel Returns

The Company maintains a strong liquidity position, with no significant debt maturities until 2024;
Strong capacity management discipline led to 79% load factor;
Daily flights triple to 360 in the 3Q20 and Boeing 737 MAX nears approval

November 4, 2020 - São Paulo - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced consolidated results for the third quarter of 2020 (3Q20) and outlined its continued initiatives in response to the COVID-19 global pandemic.

All information is presented in Brazilian Reals (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics and are made available to enable comparability of this quarter of the abrupt drop in demand with the same period last year. Such adjusted metrics exclude expenses related to the portion of the non-operating fleet that GOL grounded this quarter and are detailed in the table showing “operating expenses” in the section below. Comparisons are made to the third quarter of 2019 (3Q19), unless otherwise specified.

“These promising third quarter results reflect the return of passengers to the skies in Brazil and our confidence in GOL’s competitive advantages,” said Paulo Kakinoff, CEO. “The number of Customers flying with us tripled in Q3 compared to the previous quarter, which is a remarkable rebound given the challenging market environment. GOL swiftly met the renewed demand through its highly flexible fleet management model, while retaining a nearly 80% load factor. That is testament to the sustainability of GOL’s low-cost single-fleet carrier model and the efforts of our Management team since the beginning of this crisis to preserve cash and protect our balance sheet. We believe the Company is now in an advantageous market position as demand for travel continues to accelerate this year and as we enter 2021.”

GOL maintained a solid liquidity position and ended the quarter with R$2.2 billion in liquidity. Between March and September, the Company made the necessary adjustments to the reduction in demand, prioritizing a balance between inflows and outflows of its operating cash flow.

GOL has also worked tirelessly with all of its stakeholders since the beginning of this pandemic to ensure that the Company maintains adequate liquidity. The Company rebalanced its debt amortization schedule, focused on preserving jobs and strengthened commercial relationships with its main business partners. The credit markets recognized the strength and quality of this execution, increasing the prices of GOL’s long-term unsecured debt in the secondary market by over 35% since the beginning of 3Q20.

Added Kakinoff: “We have been diligent with managing operations and maintaining our financial health during this crisis and thank our stakeholders for their shared commitment and continued support.”

As demand continued to return in 3Q20, GOL expanded the number of flights in the Brazilian Northeast region and inaugurated the Salvador hub, ensuring the Company has the most complete and comprehensive network to meet the resumption of demand in leisure travel. Early indicators from ticket searches and the increased sales level in large national markets will contribute to the continued expansion of domestic market share. GOL’s current domestic market share is approximately 40%, representing an increase of two percentage points since the outbreak of this pandemic. GOL’s leadership in the domestic market will further contribute to its differential deleveraging and competitiveness.

Together, these initiatives position GOL as optimally prepared to capture the ongoing growth in passenger demand resulting from the continued recovery of the Brazilian economy expected next year.

Summary of 3Q20 Results

•	The number of Revenue Passenger-Kilometers (RPK) decreased by 72% compared to the same period in 2019, totaling 3.2 billion RPK. However, we saw an increase of 63% in RPK from July to September;
•	Available Seat Kilometers (ASK) decreased 70% compared to 3Q19, but grew by 59% across the quarter;
•	GOL transported 2.6 million Customers across the quarter, a decrease of 73% compared to 3Q19, but more than a 300% increase versus 2Q20. During Brazil’s Independence holiday, GOL transported 55,000 Customers in a single day, equivalent to 55% of the total recorded in the same period last year;
•	Net revenues were R$975 million, a decrease of 74% compared to 3Q19, but an increase of 172% versus 2Q20. Monthly revenues began with R$240 million in July and by the end of September reached R$465 million, representing an increase of 94% within 3Q20. Other revenues (primarily cargo and loyalty) totaled R$95.9 million, equivalent to 9.8% of total revenues;
•	The Revenue per Available Seat Kilometer (RASK) was 24.42 cents (R$), a decrease of 12% over 3Q19. The Passenger Revenue per Available Seat Kilometer (PRASK) was 22.02 cents (R$), a decrease of 16% compared to 3Q19;

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Earnings Report Third Quarter 2020
•	Adjusted EBITDA and adjusted EBIT were R$284 million and R$114 million, respectively, reflecting the Company’s rational and responsible management of supply relative to demand; and
•	Net losses after minority interest were of R$872 million (excluding exchange and monetary variations, non-recurring net losses, losses related to Exchangeable Notes and capped calls unrealized results).

Adjustments to Our Network and Fleet

Daily flights tripled to 360 in 3Q20 to serve 134 markets, representing 39% of daily flights in Q3 2019. 118 of those markets are operated by the Company and 16 by strategic partners. The Company reopened 15 bases in Brazil: Viracopos and Presidente Prudente (São Paulo), Uberlândia, Montes Claros and Juiz de Fora (Minas Gerais) Santarém and Marabá (Pará), Vitória da Conquista (Bahia), Campina Grande (Paraíba), Caxias do Sul and Passo Fundo (Rio Grande do Sul), Londrina and Cascavel (Paraná), Joinville (Santa Catarina) and Sinop (Mato Grosso).

GOL remains disciplined in matching supply and demand. During September the Company added 1,383 flights at the main Brazilian hubs at Guarulhos and Congonhas (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Brasília (Distrito Federal), Fortaleza (Ceará) and Salvador (Bahia).

Compared to its reduced network in April 2020, GOL has reopened 36 bases in Brazil to serve 60 bases representing 95% of its domestic bases open at the beginning of 2020. The Company plans to reopen another six bases in 4Q20 ending the year with 66 in operation. By the end of 1Q21, GOL expects to serve 95% of pre-pandemic destinations.

As the Company continues to reactivate its network, GOL ended September with a total fleet of 129 B737s and 71 aircraft operating in its network (an increase of 44 aircraft when compared to the end of June 2020).

The Company has 95 MAX aircraft on order. Management looks forward to a successful re-certification of this aircraft and the value creation opportunities for the accelerated integration of this fuel-efficient model into GOL’s fleet. As 100% of the Company fleet is financed currently via operating leases, GOL is well-positioned to take advantage of the current conditions in the aircraft market to create value for shareholders.

Preparation for the Resumption of Travel

Since the beginning of this crisis, GOL has focused its business management on the following priorities:

(i)         Protect Employee and Customer Health and Safety; and

(ii)        Intensify the use of technology and innovation as strategic pillars of the business.

Employee and Customer Health and Safety

Currently, 90% of the processes for traveling with the Company take place without human contact. GOL’s flight booking application allows Customers to purchase tickets, check in, check baggage and board, including through use of facial recognition. Also, new services via WhatsApp were made available in which Customers can perform check-ins without the need for human interaction, plus check their flight status and manage their reservation.

All of GOL’s aircraft are equipped with a HEPA air filter, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, and enables the circulation of fresh air. In addition, each three to seven rows have its own air circulation system, which flows vertically from top to bottom, minimizing air circulation between passengers. It is notable that a recent study published by the Harvard T.H. Chan School of Public Health found a low risk of COVID-19 transmission on aircraft, and highlighted that “ventilation of air on board reduces the possibility of exposure to COVID, lower than other common settings such as a grocery store or indoor restaurant.”[1] Also, a recent study by DARPA cited the extremely low infection likelihood on airplanes – at 44 known cases among 1.2 billion travelers[2].

Kakinoff commented: “Through our values of Service and Safety, our Customers are increasingly confident in flying. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services, to ensure that our travelers are comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust most on Service and Safety, both during and after the pandemic.”

1 Phase One “Gate-to-Gate” Report of SARS-COV-2 Transmission and Risk Mitigation While Flying - October 27, 2020

(https://cdn1.sph.harvard.edu/wp-content/uploads/sites/2443/2020/10/APHI-Phase-I-Press-Release.pdf)

2 Research Points to Low Risk for COVID-19 Transmission Inflight – October 2, 2020

(https://www.iata.org/en/pressroom/pr/2020-09-08-012/)

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Earnings Report Third Quarter 2020

Communication has been a priority in GOL’s operations. Airport Employees and Crew members are fully prepared of advising our Customers on social distancing measures and on-board health and safety practices. In addition, the Company has observed exemplary behavior of travelers in relation to their concern for their own safety and that of everyone around them.

GOL’s aircraft are thoroughly sanitized before each flight with hospital-grade disinfectants, and masks are mandatory on all flights. Gloves are worn by Employees in interactions with Customers during boarding and deplaning, as well as when providing on-board services.

“Few other environments opened to the public has such set of health initiatives and resources at their disposal, which makes us totally comfortable with flight Safety,” affirmed Kakinoff.

Innovation and Technology as Strategic Business Pillars

At the beginning of October, GOL carried out successful tests with a new telepresence robot, manufactured by Pluginbot, at Guarulhos airport, which will provide a humanized service, without any physical contact. In addition, the new robot provides screen sharing for reading QR codes.

Commented Eduardo Bernardes, Vice President of Sales & Marketing: “Technology is a powerful ally for GOL’s business model, both in the immediate term and for our future competitiveness. This is another innovative initiative to make the airport experience more comfortable, flexible and safe, while retaining the high level of Customer Service that GOL is known for.”

Always attentive to the new purchasing behaviors of its Customers, GOL is pioneering in Brazil the use of an e-commerce platform that provides the option of instant payment through PIX, the payment system created by the Central Bank of Brazil, and other digital portfolios (e-wallets) already available on the market. Innovation is in the Company’s DNA and this new payment method aligns with GOL’s strategy to participate in open banking, making air transport more accessible to everyone.

Balance Sheet, Cash and Liquidity

Operating indicators: The following metrics demonstrate the Company's permanent focus on maintaining liquidity allied to responsible capacity management in relation to the levels of Customer demand, and combined with efficient pricing. This immediate action plan on the management of operations has enabled GOL to achieve:

(i)	Average yield per passenger of 27.78 cents (R$), a reduction of 12% compared to 3Q19, mainly due to the reconfiguration of the Company’s network, concentrating and distributing operations by its hubs and, consequently, increasing the flight stage-length;
(ii)	Average load factor of 79.3%, a reduction of 3.6 p.p. compared to 3Q19, but consistent since the beginning of the pandemic. GOL was the only airline to maintain this level of occupancy. Such capacity management discipline is a major differentiator for the Company; and
(iii)	On-time departures of 96.7%, an increase of 5.5 p.p., according to Infraero and data provided by the main airports.

Costs: The Cost per Available Seat Kilometer (CASK) was 34.12 cents (R$), an increase of 52% compared to the same period last year. In the quarter, costs incurred related strictly to the flights operated (adjusted CASK), and corresponded to 21.56 cents (R$). Compared to the previous quarter, it reflects a 36.8% drop and demonstrates the Company's continued focus on readjusting its cost structure to pre-pandemic levels with the main fixed payroll and lease costs converted into variable costs.

The Boeing 737 MAX is nearing approval to begin operating, and its return to service will increase cost savings, as the MAX-8s consume 15% less fuel than the 737-800 NG aircraft:

•	Boeing has made significant progress over the past several months on the safe return of the 737 MAX to service as it continues to work with the FAA and other global regulators on the process defined for certifying the 737 MAX software and related training updates.
•	During the week of October 15, Europe’s aviation regulator (EASA) said Boeing’s 737 MAX aircraft is safe to fly again, while the Federal Aviation Administration (FAA) published a draft of the proposed pilot training for the MAX. The head of the FAA, and a former airline pilot, did his own test flight of the MAX. GOL estimates that the best-case scenario of approval for the plane’s return to operations is the end of 2020.
•	GOL believes that flying a single-fleet of Boeing planes, including the 737-800 and the 737 MAX, will provide the greatest cost-benefit and best Customer experience, enabling the Company to be even more competitive than its peers on fares and service.

Margins: Adjusted EBIT was R$114.4 million, corresponding to a margin of 11.7%, which demonstrates the re-establishment of the operating margins necessary to support growth in operations, and a continuous search for balancing supply with demand and yields that allow sustainability.

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Earnings Report Third Quarter 2020

Leasing: GOL has concluded renegotiations with its aircraft lessor partners, enabling it to obtain favorable contractual adjustments with current and future leases, converting a portion of the monthly payments from fixed to variable power-by-the-hour. GOL’s aircraft lease contracts are adjusted to the expected recovery of demand through the remainder of 2020 and in 2021 and also will provide an effective reduction in the Company’s unit operating costs. These contracts have lower prices for the medium and long terms, avoiding cost increases with onerous deferral-only agreements. Total estimated cash flow savings over the next twelve months from these contractual adjustments with our aircraft leasing partners is expected to exceed R$1.2 billion.

•	In addition to lease reductions, GOL decreased its fleet by ten leased B737-800 aircrafts up to September and plans to return another four in 4Q20. Most of aircraft returns did not require contractual changes, and the Company’s fleet plan had already incorporated the possibility to adjust to the volatility of the air travel market.
•	The Company, through its contract flexibility, has the option to reduce its fleet by an additional 30 aircraft in 2021-2022 if needed, which can be further reduced in the event that demand trends lower. Additionally, GOL effectively reduced its 2020-2022 Boeing 737 MAX deliveries by 34 from 129 to 95 orders. Those cancellations represent a definitive reduction in CAPEX expenses for aircraft acquisition advances (PDPs) and address the new capacity scenario for the coming years, with plans to fully finance all aircraft expenditures and engine overhauls remaining in 2020.

Wages and benefits: GOL was the first and only airline in South America to announce agreements to guarantee the jobs of its Employees, in addition to offering Voluntary Leave, Dismissal and Retirement Programs, which resulted in a total reduction in the number of Employees by approximately 1,000 people. These measures enabled the Company to protect jobs and adjust personnel costs to operations, providing significant flexibility of variable costs for the recovery of its airline network more efficiently this year and in 2021.

Liquidity: GOL achieved better cash consumption metrics through its effective management of working capital with matching of inflows and outflows, which has been the key driver to maintaining liquidity. With the support of the Company’s partner banks, the main maturities of working capital debt and short-term capex financing were rescheduled. Such initiatives maintained a liquidity level of R$2.2 billion.

•	In 3Q20, GOL paid R$2,583.2 million of debt, comprised by R$2,061.4 million of principal payments and R$265.1 million of interest payments on loans and financing, R$256.7 million of principal payments and interests related to lease obligations. The net debt ratio (excluding the Exchangeable Notes and perpetual bonds) to adjusted EBITDA LTM was 4.0x on September 30, 2020, representing the lowest leverage among its peers. “We reached neutral cash consumption at the end of 3Q20. The recovery in demand has been shown to be faster in Brazil, when compared to domestic markets in other countries,” said Kakinoff.
•	In September 2020, the Company generated liquidity by monetizing some of its effected fuel hedge positions that were preserved until now, resulting in an availability of nearly R$300 million of margin deposits previously recorded as restricted cash. Additionally, GOL has judicial, maintenance and guarantee deposits for leasing contracts that can be replaced by a letter of credit. The Company also has guarantee insurance, as well as other oil hedge positions that may be monetized in the future and that will result in the release of restricted cash.
•	After the amortization of the Term Loan, GOL received a credit rating upgrade by Standard & Poor's on September 25, and by Fitch on October 9, which raised the Company's issuer and issuance credit ratings in both cases from “CCC-“ to “CCC+”. More than a positive development, it represents an initial step in management’s objective to return GOL’s global credit ratings to the same levels as the beginning of 2020.
•	For the the fourth quarter of 2020, assuming estimated revenues, no ATL refunds, the results of agreements with Employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash burn of R$3 million/day, mainly due to maintenance capex investments to bring grounded aircraft back into service by year-end. The continued support from GOL’s stakeholders is critical to ensuring the Company maintains the required months of cash-on-hand to see the Company through this crisis

Management’s Comments on the Results

The third quarter of 2020 reflects a period of strong recovery in the volume of operations, with a record number of passengers since GOL initiated its essential network in April. GOL is the only airline in Brazil that managed consistently to maintain a load factor at a level close to 80% across its network during the pandemic to date.

Added to the cost containment and cash preservation measures implemented by the Company, GOL is now in an advantageous position to capture market share as the demand for travel continues to increase. The operating environment remains challenging, but the Company is optimistic that conditions will continue to improve during the remainder of the year. We are seeing consistent growth in the search for GOL air tickets for leisure and holiday planning at the end of the year. This demand growth is specifically concentrated in the domestic market, which accounts for 100% of the Company’s network operations.

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Earnings Report Third Quarter 2020

Team of Eagles: “We are immensely proud to be the first and only airline in South America to announce agreements to guarantee the jobs of our over 14,000 Employees, in addition to offering Voluntary Leave, Dismissal and Retirement Programs. The dedication, commitment and professionalism in this extremely challenging moment has been crucial for our success to date and it will be a great competitive differential for the recovery in 2021. Once again, we would like to thank our Employees for the demonstration of unity and proactiveness that are unique characteristics of GOL,” reinforced Kakinoff.

Customer Experience and Personal Safety: Net Promoter Score (NPS) remained stable at 38 in the quarter and is indicative of the combination of the Company’s best-in-market product and the high engagement of the Customer service team. For the third consecutive year, GOL was the most remembered brand in its category as measured in the 30th edition of “Folha Top of Mind 2020”, with 33% mentions among the more than 7,500 Brazilians interviewed. GOL’s strategy has proved to be effective as the Company increased its market share to 40% in the Brazilian domestic market, according to data from ANAC. GOL also owns a 42% share of the 3Q20 corporate passenger segment, according to data from ABRACORP.

Sales: The month of September was marked by a 43% increase in the search for airline tickets. As a result of this greater interest, the Company registered a 60% increase in ticket sales, across all of its channels, compared to August 2020. In the third quarter, consolidated gross sales reached approximately R$1.7 billion, an increase of 132% in relation to 2Q20. GOL’s daily sales in 3Q20 exceeded R$20 million, which represent 50% of pre-pandemic sales level. With additional flights during the month of September, passenger revenue increased 110% over July.

Also in September, GOL launched a new fast package delivery service, the “CHEGOL”. The service consists of express freight with priority throughout Brazil, without the need to weigh the product according to the dimensions of the freight box.

On September 15th, the Company celebrated the 14th anniversary of its Aeronautical Maintenance Center. This story started with the old Campaign Hangar, and today, thanks to the commitment to innovation and efficiency, together with the exceptional work of the Team of Eagles, this facility has become a business opportunity for GOL Aerotech.

Capacity: The Company maintains solid position in the main Brazilian commercial airports due to its irreplaceable network, with main hubs at GRU, GIG, BSB and FOR. In addition, it establishes a new hub in Salvador, through which GOL can explore new regional markets together with its strategic partners. The addition of capacity has clear profitability criteria to ensure the sustainable resumption of operations. During the quarter, the Company did not operate regular flights in the international market, however, we plan the reopening of these bases in a phased manner, according to the position of governments in relation to the reopening of borders for tourism and the demand behavior.

Added Kakinoff: “Our single-type fleet operating model and dominant position in the main Brazilian hubs with high density traffic allows us to quickly add routes where required by demand. We are adapting our network almost simultaneously to market variations, while maintaining our discipline to ensure equilibrium between supply and demand. We do not face the same concerns as our competitors with fleet complexity or the exposure of large aircraft exclusively destined for the international market. We have not deviated from what GOL has always focused on doing: delivering an efficient service with the best Customer experience and maintaining a resilient balance sheet to finance our operations and accelerate our profitable growth.”

Operations with 737 MAX: On October 6, the Federal Aviation Administration (FAA) published a draft Flight Standardization Board (FSB) report on the proposed pilot training for the Boeing 737 MAX, in which the agency laid out one of a half-dozen procedural steps that will need to be completed before it grants final approval for airlines to fly the plane again. The report incorporates the recommendations from the Joint Operations Evaluation Board (JOEB). The JOEB is comprised of civil aviation authorities from the United States, Canada, Brazil, and the European Union. On October 26, the EU Aviation Safety Agency (EASA) confirmed it is also near to giving the all-clear.

GOL is preparing to resume operations with the MAX as soon as the end of December 2020.

“We remain in contact with the FAA, ANAC and Boeing on the certification process and we will continue to update our plans based on when the aircraft is certified. Regulatory approval of the MAX’s return to service is subject to Boeing’s ongoing work with the FAA, who will determine the timing of return to service. Upon a rescission of the FAA order to ground the MAX fleet, we will work closely with Boeing and with the FAA to train our pilots, safely reintroduce the seven MAX aircraft currently in our fleet into service, and prepare for the future delivery of 95 additional MAXs” commented Kakinoff. GOL offers no assurances that current estimations and timelines will be reached.

Operating a standardized fleet of Boeing aircraft remains central to GOL’s competitive strengths as a low-cost carrier with a flexible fleet management model. The Company is able to reduce its costs for maintenance and trainings because its pilots and maintenance crews are focused on one type of technology. These efficiencies also limit periods when GOL’s planes are on-the-ground for maintenance because replacement parts and specialized technicians are readily available at GOL Aerotech.

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Earnings Report Third Quarter 2020

“Having a single-type fleet of Boeing planes is at the forefront of our competitive strengths and we do not plan to deviate from that intentional and highly successful strategy,” added Kakinoff.

Commitment with financial obligations and liquidity strength: GOL’s Management fully honored its commitments to the global capital markets, including the amortization of its 2022 Senior Notes (US$78 million in 1Q20), and Term Loan B, its main short-term debt, in the amount US$300 million in 3Q20.

“We have no significant capital markets maturities until 2024,” said Richard Lark, CFO. “This is a reflection of GOL’s commitment to strengthening its balance sheet over the past four years.”

The average maturity of the Company's long-term debt, after the amortization of Term Loan B, excluding aircraft leases and perpetual notes, is approximately three years. GOL’s performance during the pandemic is an affirmation of the work carried out on liquidity and its balance sheet in the last four years. The Company continues to work on several liquidity and balance sheet initiatives with Employees, lessors, banks, suppliers and the Brazilian government.

Sustainability as a strategic driver: In September 2020, GOL was selected to integrate the ESG Index of S&P and B3 in line with environmental, social and corporate governance practices. As a responsible airline, and in line with good market sustainability practices, the Company has been part of B3’s ICO2 index since 2016. GOL is a member of Below50 which brings together entities committed to using renewable fuel to reduce GHG emissions by 50% or more. It has also voluntarily joined the Carbon Price Leadership Coalition (CPLC), a global initiative to adequately price carbon to “decarbonize” the economy, and in addition, reports ESG information relevant to investors in accordance with the Sustainability Accounting Standards Board (“SASB”).

In September, the Company received IEnvA (stage 1) Certification from IATA and is the first in the country to achieve the certificate among a select group of 13 international airlines. This certifies that GOL has developed an environmental policy; established environmental leadership and its responsibilities; identified relevant environmental issues; and compliance with compliance obligations. “GOL is acting in line with these global practices and recognizes the importance and need for environmental and corporate governance policies for the maintenance and perpetuity of a sustainable business, creating value for the entire community,” said Celso Ferrer, Vice President of Operations.

At a time when tourism is experiencing one of its greatest challenges, and even with the social distancing measures required by the pandemic, GOL launched an alternative to bring all of society closer to the communities that depend on it to remain active. The “Aproximando Distâncias” (Closing Distances) not-for-profit project was created in line with the Company’s purpose to “Be First for Everyone”, and consists of a content platform and a virtual store dedicated exclusively to the promotion of Brazilian tourism and culture, with the ultimate goal of supporting local communities, notably those most affected by the crisis generated by the COVID-19 pandemic.

GOL innovated once again by launching the communication in Libras on-board through the VLibras app which translates text and audio into Brazilian Sign Language (Libras). This addresses the needs of more than 9 million Brazilians with a hearing deficiency, according to data provided by the IBGE. “It is through projects like these that we continue to reinforce our purpose to Be First for Everyone,” concluded Kakinoff.

Considerations for 4Q20 and 1Q21

Matching capacity to demand has been a key advantage of the Company’s fleet management. With better visibility regarding recovery, GOL’s current capacity planning scenario assumes 100% growth in 4Q20 compared to 3Q20, maintaining significant flexibility to respond to prevailing market trends.

In October 2020, the Company operated approximately 376 daily flights (53% from the same period in 2019), reaching peaks of 500 daily flights, serving 95% of the market. By the end of December 2020, GOL expects to re-establish the domestic market operated in the pre-pandemic period, which represents about 80% of the total capacity in 2019. The Company expects to end December with an average of 94 aircraft operating in the network, representing more than 75% of the operating fleet in the same period last year, maintaining a consistent load factor of approximately 80% in the quarter.

GOL expects around R$2.4 billion in liquidity and R$13.1 billion in adjusted net debt at quarter end 4Q20. Several important initiatives are relevant to ensure that GOL maintains liquidity at the levels expected for the end of 4Q20.

The Company is providing perspectives for 4Q20 and 1Q21 on page 16 of this document.

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Earnings Report Third Quarter 2020

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
RPK GOL – Total	3,164	11,114	-71.5%	13,884	31,056	-55.3%
RPK GOL –Domestic	3,164	9,595	-67.0%	12,594	26,760	-52.9%
RPK GOL – International	-	1,519	NM	1,290	4,295	-70.0%
ASK GOL – Total	3,992	13,406	-70.2%	17,444	37,808	-53.9%
ASK GOL – Domestic	3,992	11,463	-65.2%	15,660	32,230	-51.4%
ASK GOL – International	-	1,943	NM	1,784	5,578	-68.0%
GOL Load Factor – Total	79.3%	82.9%	-3.6 p.p.	79.6%	82.1%	-2.5 p.p.
GOL Load Factor – Domestic	79.3%	83.7%	-4.4 p.p.	80.4%	83.0%	-2.6 p.p.
GOL Load Factor – International	-	78.2%	NM	72.3%	77.0%	-4.7 p.p.
Operating Data	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Revenue Passengers - Pax on Board ('000)	2,604	9,803	-73.4%	11,577	26,939	-57.0%
Aircraft Utilization (Block Hours/Day)	6.7	12.6	-46.8%	9.8	12.4	-21.0%
Departures	19,338	68,579	-71.8%	87,440	191,149	-54.3%
Total Seats (‘000)	3,360	12,054	-72.1%	15,015	33,434	-55.1%
Average Stage Length (km)	1,172	1,110	5.6%	1,146	1,123	2.0%
Fuel Consumption (mm liters)	113	387	-70.8%	506	1,092	-53.7%
Full-time Employees (at Period End)	15,083	15,838	-4.8%	15,083	15,838	-4.8%
Average Operating Fleet(6)	63	115	-45.2%	65	111	-41.4%
On-time Departures	96.7%	91.2%	5.5 p.p.	93.5%	90.4%	3.1 p.p.
Flight Completion	98.1%	98.8%	-0.7 p.p.	97.5%	98.5%	-1.0 p.p.
Passenger Complaints (per 1,000 pax)	1.02	1.02	0.0%	1.08	1.21	-10.7%
Lost Baggage (per 1,000 pax)	1.77	2.12	-16.5%	2.11	2.10	0.5%
Financial Data	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net YIELD (R$ cents)	27.78	31.50	-11.8%	29.27	30.57	-4.3%
Net PRASK (R$ cents)	22.02	26.12	-15.7%	23.30	25.11	-7.2%
Net RASK (R$ cents)	24.42	27.67	-11.7%	25.68	26.61	-3.5%
CASK (R$ cents)(4)	34.12	22.51	51.6%	24.97	22.17	12.6%
CASK Ex-Fuel (R$ cents)(4)	26.19	14.56	79.9%	16.64	14.14	17.7%
Adjusted CASK(6)	21.56	22.51	-4.2%	19.53	22.17	-11.9%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	15.11	14.56	3.8%	11.98	14.14	-15.3%
Breakeven Load Factor(4)	110.7%	67.4%	43.3 p.p.	77.4%	68.4%	9.0 p.p.
Average Exchange Rate(1)	5.3772	3.9684	35.5%	5.0793	3.8872	30.7%
End of Period Exchange Rate(1)	5.6407	4.1644	35.5%	5.6407	4.1644	35.5%
WTI (Average per Barrel. US$)(2)	40.91	56.44	-27.5%	38.36	57.10	-32.8%
Price per Liter Fuel (R$)(3)	2.34	2.81	-16.7%	2.65	2.84	-6.7%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.28	0.51	-45.1%	0.28	0.50	-44.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (3Q20).

Domestic market

GOL’s domestic demand was 3,164 million RPK, a decrease by 67.0%, while ASK supply reduced 65.2% in comparison to 3Q19, and the load factor reached 79.3% in the quarter. GOL transported 2.6 million Clients during the quarter, a decrease of 73.4% compared with the same quarter in 2019. The Company remains the leader in transporting passengers in Brazil.

International market

In 3Q20, GOL carried out non-regular charter flights for soccer teams in championships, related to our sponsorship of national teams. As most country borders were closed, the Company did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of GOL’s departures was 19,338, a decrease of 71.8% over 3Q19. The total number of seats available to the market was 3.4 million in the third quarter of 2020, a decrease of 72.1% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 15.7% in the quarter when compared to 3Q19, reaching 22.02 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 70.2% in the quarter. GOL’s net RASK was 24.42 cents (R$) in 3Q20, a decrease of 11.7% over 3Q19. Net yield decreased 11.8% over 3Q19, reaching 27.78 cents (R$).

8

Earnings Report Third Quarter 2020

Income Statement

Income Statement in IFRS (R$ MM)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net Operating Revenues	974.9	3,709.9	-73.7%	4,480.5	10,061.4	-55.5%
Passenger	879.0	3,501.0	-74.9%	4,063.7	9,493.2	-57.2%
Cargo and Other	95.9	208.9	-54.1%	416.8	568.2	-26.6%
Operating Costs and Expenses	(1,735.3)	(3,096.9)	-44.0%	(5,113.1)	(8,623.5)	-40.7%
Salaries, Wages and Benefits	(365.6)	(620.5)	-41.1%	(1,114.1)	(1,714.1)	-35.0%
Salaries, Wages and Benefits - Operations	(201.2)	(347.7)	-42.1%	(711.4)	(1,216.4)	-41.5%
Salaries, Wages and Benefits – Other	(164.4)	(272.8)	-39.7%	(402.7)	(497.7)	-19.1%
Aircraft Fuel	(316.3)	(1,066.6)	-70.3%	(1,453.2)	(3,038.0)	-52.2%
Taxes on Aircraft Fuel	(32.4)	(122.8)	-73.6%	(137.6)	(420.8)	-67.3%
Aircraft Fuel (Ex-Taxes)	(283.9)	(943.8)	-69.9%	(1,315.6)	(2,617.2)	-49.7%
Landing Fees	(69.6)	(223.6)	-68.9%	(291.7)	(604.7)	-51.8%
Passenger Costs	(61.5)	(157.0)	-60.8%	(264.7)	(442.3)	-40.2%
Services Provided	(201.6)	(200.3)	0.6%	(516.4)	(524.1)	-1.5%
Sales and Marketing	(60.5)	(179.6)	-66.3%	(221.5)	(495.6)	-55.3%
Maintenance Materials and Repairs	(62.8)	(91.5)	-31.4%	(280.9)	(412.3)	-31.9%
Depreciation and Amortization	(182.9)	(448.6)	-59.2%	(828.1)	(1,269.4)	-34.8%
Other	(414.5)	(109.2)	279.6%	(142.5)	(123.0)	15.9%
Idle Expenses – Depreciation	(268.3)	-	NM	(615.7)	-	NM
Idle Expenses – Salaries	(72.9)	-	NM	(160.8)	-	NM
Other Income (Expenses)	(73.3)	(109.2)	-32.9%	634.0	(123.0)	NM
Equity Income	-	-	NM	-	0.1	NM
Operating Result (EBIT)	(760.4)	613.0	NM	(632.6)	1,438.0	NM
Operating Margin	-78.0%	16.5%	NM	-14.1%	14.3%	NM
Financial Results	(927.1)	(790.4)	17.3%	(5,267.1)	(1,609.7)	227.2%
Interest on Loans	(395.9)	(325.3)	21.7%	(1,026.8)	(931.5)	10.2%
Gains (Losses) From Financial Investments	19.5	42.7	-54.3%	110.8	91.8	20.7%
Exchange and Monetary Variations(1)	(474.2)	(623.3)	-23.9%	(3,483.8)	(552.6)	NM
Derivatives Results, Net	(2.1)	(38.8)	-94.6%	(361.3)	(45.6)	NM
Exchangeable and Capped Calls Results	(0.1)	196.7	NM	(298.0)	(81.5)	265.6%
Other Revenues (Expenses), Net	(74.3)	(42.4)	75.2%	(208.0)	(90.3)	130.3%
(Loss) Before Income Taxes	(1,687.5)	(177.4)	NM	(5,899.7)	(171.7)	NM
Pre-tax Margin	-173.1%	-4.8%	-168.3 p.p.	-131.7%	-1.7%	-130.0 p.p.
Income Tax	(8.4)	6.3	NM	(54.9)	(85.1)	-35.5%
Current Income Tax	(42.1)	(49.6)	-15.1%	(77.9)	(125.2)	-37.8%
Deferred Income Tax	33.7	55.9	-39.7%	23.1	40.1	-42.4%
Net (Loss) before Minority Interest	(1,695.9)	(171.1)	NM	(5,954.6)	(256.8)	NM
Minority Interest	23.8	70.9	-66.4%	50.3	212.2	-76.3%
Net (Loss) after Minority Interest	(1,719.8)	(242.0)	NM	(6,005.0)	(469.0)	NM
Net Margin	-176.4%	-6.5%	-169.9 p.p.	-134.0%	-4.7%	-129.3 p.p.
Earnings Per Share (EPS) in R$	(4.83)	(0.68)	NM	(16.88)	(1.32)	NM
Weighted Average Shares Outstanding MM(5)	355.7	355.5	0.1%	355.7	355.5	0.1%
Earnings Per ADS Equivalent in US$	(1.80)	(0.34)	NM	(6.65)	(0.68)	NM
Weighted Average ADSs Outstanding MM(5)	177.8	177.7	0.1%	177.8	177.7	0.1%
Earnings Per Diluted Share (EPS) in R$(7)	-	0.68	NM	-	1.04	NM
Weighted Average Diluted Shares Outstanding MM(6)	393.2	391.0	NM	393.2	391.0	NM
Earnings Per Diluted ADS Equivalent in US$(7)	-	0.34	NM	-	0.53	NM
Weighted Average Diluted ADSs Outstanding MM(6)	196.6	195.5	NM	196.6	195.5	NM
Recurring (R$ MM)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net (Loss) Before Minority	(1,695.9)	(171.1)	NM	(5,954.6)	(256.8)	NM
(-) Financial Results	927.1	790.4	17.3%	5,267.1	1,609.7	227.2%
(-) Income Tax	8.4	(6.3)	NM	54.9	85.1	-35.5%
(-) Depreciation and Amortization	182.9	448.6	-59.2%	828.1	1,269.4	-34.8%
(-) (Expenses) Revenues, Non-Recurring, Net	373.5	78.9	NM	757.9	241.1	214.4%
EBITDA(3)	(204.0)	1,140.5	NM	953.4	2,948.5	-67.7%
EBITDA Margin(3)	-20.9%	30.7%	NM	21.3%	29.3%	-8.0 p.p.
Adjusted EBITDA(8)	284.1	1,140.5	-75.1%	1,823.4	2,948.5	-38.2%
Adjusted EBITDA Margin(8)	29.1%	30.7%	-1.6 p.p.	40.7%	29.3%	11.4 p.p.
EBIT(3)	(386.9)	691.9	NM	125.3	1,679.1	-92.5%
EBIT Margin(3)	-39.7%	18.6%	NM	2.8%	16.7%	-13.9 p.p.
Adjusted EBIT(8)	114.4	691.9	-83.5%	1,073.0	1,679.1	-36.1%
Adjusted EBIT Margin(8)	11.7%	18.6%	-6.9 p.p.	23.9%	16.7%	7.2 p.p.
Pre-tax Income(2) (3) (4)	(839.8)	328.1	NM	(1,360.0)	703.6	NM
Pre-tax Margin(2) (3) (4)	-86.1%	8.8%	NM	-30.4%	7.0%	NM
Net Income (Loss) After Minority(2)(3)(4)	(872.0)	263.5	NM	(1,465.3)	406.2	NM
Net Margin After Minority (2) (3) (4)	-89.4%	7.1%	NM	-32.7%	4.0%	NM
Earnings Per Diluted Share (EPS) in R$(2)(3)(4)(6)(7)	-	0.66	NM	-	1.02	NM
Earnings Per Diluted ADS Equivalent in US$(2)(3) (4)(6)(7)	-	0.34	NM	-	0.53	200.0%

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended September 30, 2020 is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues). (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels (3Q20).

9

Earnings Report Third Quarter 2020

Net revenue

Net revenue within the quarter, at monthly levels, increased by 94%. Quarterly net revenue totaled R$974.9 million, representing a decrease of 73.7% when compared to 3Q19, mainly due to the reduction in demand following the adoption of the social distancing by Customers and the closing of borders as a way of containing the worldwide contamination by COVID-19. Despite the significant decrease in the number of flights operated, cargo transportation revenues had a lower level of decrease, corresponding to 34.9%, mainly due to the launch in the quarter of CHEGOL, a new fast and efficient delivery service. Loyalty program revenues decreased 61.6% compared to 3Q19.

Operating expenses

Adjusted CASK was 21.56 cents (R$), a decrease of 4.2% compared to recurring CASK in 3Q19, thanks to consistent initiatives and efforts to reduce costs and expenses in the quarter and implement of the newest and important CASK reduction and control Program. Given the conditions of current operations, it has not been possible to establish levels of aircraft utilization at pre-crisis levels. The reduction in aircraft utilization compared to 3Q19 was 46.8%.

The breakdown of costs and the Company's operating expenses is shown below, where the adjusted metrics exclude expenses related to 50% of the operating fleet that GOL grounded this quarter:

Operating Costs and Expenses (R$ MM)	3Q20	3Q20 Adjusted	3Q19	% Var. Adjusted	9M20	9M20 Adjusted	9M19	% Var. Adjusted
Salaries, Wages and Benefits	(365.6)	(163.8)	(620.5)	-73.6%	(1,114.1)	(823.3)	(1,714.1)	-52.0%
Salaries, Wages and Benefits - Operations	(201.2)	(90.1)	(347.7)	-74.1%	(711.4)	(525.7)	(1,216.4)	-56.8%
Salaries, Wages and Benefits – Other	(164.4)	(73.6)	(272.8)	-73.0%	(402.7)	(297.6)	(497.7)	-40.2%
Aircraft Fuel	(316.3)	(257.2)	(1,066.6)	-75.9%	(1,453.2)	(1,317.6)	(3,038.0)	-56.6%
Taxes on Aircraft Fuel	(32.4)	(22.8)	(122.8)	-73.6%	(137.6)	(162.7)	(420.8)	-67.3%
Aircraft Fuel (Ex-Taxes)	(283.9)	(234.5)	(943.8)	-76.2%	(1,315.6)	(1,154.9)	(2,617.2)	-54.9%
Landing Fees	(69.6)	(69.2)	(223.6)	-69.1%	(291.7)	(291.2)	(604.7)	-51.8%
Passenger Costs	(61.5)	(53.4)	(157.0)	-66.0%	(264.7)	(252.1)	(442.3)	-43.0%
Services Provided	(201.6)	(36.2)	(200.3)	-81.9%	(516.4)	(239.0)	(524.1)	-54.4%
Sales and Marketing	(60.5)	(6.9)	(179.6)	-96.2%	(221.5)	(129.7)	(495.6)	-73.8%
Maintenance Materials and Repairs	(62.8)	(26.8)	(91.5)	-70.7%	(280.9)	(159.1)	(412.3)	-61.4%
Depreciation and Amortization	(182.9)	(169.7)	(448.6)	-62.2%	(828.1)	(750.4)	(1,269.4)	-40.9%
Other	(414.5)	(77.3)	(109.2)	-29.2%	(142.5)	554.9	(123.0)	NM
Idle Expenses – Depreciation	(268.3)	-	-	NM	(615.7)	-	-	NM
Idle Expenses – Salaries	(72.9)	-	-	NM	(160.8)	-	-	NM
Other Income (Expenses)	(73.3)	(77.3)	(109.2)	-29.2%	634.0	554.9	(123.0)	NM
Total Operating Expenses	(1,735.3)	(860.5)	(3,096.9)	-72.2%	(5,113.1)	(3,407.5)	(8,623.5)	-60.5%
Operating Expenses Ex-Fuel	(1,419.0)	(603.3)	(2,030.4)	-70.3%	(3,659.9)	(2,089.9)	(5,585.4)	-62.6%
Non-Recurring Expenses	(373.5)	-	(78.9)	NM	(757.9)	-	(241.1)	NM
Operating Costs and Expenses per ASK (R$ cents)	3Q20	3Q20 Adjusted	3Q19	% Var. Adjusted	9M20	9M20 Adjusted	9M19	% Var. Adjusted
Salaries, Wages and Benefits	(9.16)	(4.10)	(4.63)	-11.4%	(6.39)	(4.72)	(4.53)	4.2%
Salaries, Wages and Benefits - Operations	(5.04)	(2.26)	(2.59)	-12.7%	(4.08)	(3.01)	(3.22)	-6.5%
Salaries, Wages and Benefits – Other	(4.12)	(1.84)	(2.03)	-9.4%	(2.31)	(1.71)	(1.32)	29.5%
Aircraft Fuel	(7.92)	(6.44)	(7.96)	-19.1%	(8.33)	(7.55)	(8.04)	-6.1%
Taxes on Aircraft Fuel	(0.81)	(0.57)	(0.92)	-38.0%	(0.79)	(0.93)	(1.11)	-16.2%
Aircraft Fuel (Ex-Taxes)	(7.11)	(5.87)	(7.04)	-16.6%	(7.54)	(6.62)	(6.92)	-4.3%
Landing Fees	(1.74)	(1.73)	(1.67)	3.6%	(1.67)	(1.67)	(1.60)	4.4%
Passenger Costs	(1.54)	(1.34)	(1.17)	14.5%	(1.52)	(1.44)	(1.17)	23.1%
Services Provided	(5.05)	(0.91)	(1.49)	-38.9%	(2.96)	(1.37)	(1.39)	-1.4%
Sales and Marketing	(1.52)	(0.17)	(1.34)	-87.3%	(1.27)	(0.74)	(1.31)	-43.5%
Maintenance Materials and Repairs	(1.57)	(0.67)	(0.68)	-1.5%	(1.61)	(0.91)	(1.09)	-16.5%
Depreciation and Amortization	(4.58)	(4.25)	(3.35)	26.9%	(4.75)	(4.30)	(3.36)	28.0%
Other	(10.39)	(1.94)	(0.81)	139.5%	(0.81)	3.17	(0.33)	NM
Idle Expenses – Depreciation	(6.72)	-	-	NM	(3.53)	-	-	NM
Idle Expenses – Salaries	(1.83)	-	-	NM	(0.92)	-	-	NM
Other Income (Expenses)	(1.84)	(1.94)	(0.81)	139.5%	3.62	3.17	(0.33)	NM
CASK	(43.47)	(21.56)	(23.10)	-6.7%	(29.31)	(19.53)	(22.81)	-14.4%
CASK(1)	(34.12)	-	(22.51)	NM	(24.97)	-	(22.17)	NM
CASK Ex-Fuel(1)	(26.19)	-	(14.56)	NM	(16.64)	-	(14.14)	NM
Adjusted CASK(2)	-	(21.56)	(22.51)	-4.2%	-	(19.53)	(22.17)	-11.9%
Adjusted CASK Ex-Fuel(2)	-	(15.11)	(14.56)	3.8%	-	(11.98)	(14.14)	-15.3%

(1) Excluding non-recurring results, net. (2) Considers expenses strictly related to current operating levels (3Q20).

10

Earnings Report Third Quarter 2020

Salaries, wages and benefits per ASK: decrease of 11.4%, mainly due to the Company's adherence to Law 14,020/20, which made it possible to reduce wages in the same proportion to the workday, as well as the temporary suspension of Employees' contracts.

Aircraft fuel per ASK: decrease of 19.1% in relation to 3Q19, mainly due to the 16.7% decrease in QAV price per liter, partially offset by the reduction in ASKs.

Landing fees per ASK: increase of 3.6%, mainly due to the decrease of ASKs, along with the average readjustment in landing and navigation fees in the domestic market of 10%, and higher costs with stay fees.

Passengers costs by ASK: increased 14.5%, mainly due to the reduction in ASKs and partially offset by lower expenses with ramp services due to the reduction of 71.8% in the volume of departures and lower direct expenses with passengers transported in relation to 3Q19.

Services provided by ASK: decreased by 38.9% compared to 3Q19, mainly due to the rescheduling of expenses in 3Q20, partially offset by the lower production of ASKs and 35.5% depreciation of the real against the U.S. dollar.

Sales and marketing per ASK: decrease of 87.3% along with the Company’s costs reductions initiatives, maintaining only services considered essential for the operation, together with lower sales commission expenses in the period, partially offset by the decrease in ASKs amounts.

Maintenance materials and repairs per ASK: decrease of 1.5% compared to 3Q19, mainly due to higher capitalizations for repairs, components and rotables (including engines) in 3Q19, by the reduction in ASKs and by the devaluation of the real against the dollar by 35.5%.

Depreciation and amortization per ASK: depreciation and amortization expenses increased 26.9% mainly due to the decrease in ASKs.

Other income (expenses), net per ASK: expenses increased to 1.94 cent (R$) in 3Q20, compared to 0.81 cent (R$) in 3Q19 mainly due to the reduction in ASKs during the period and the record of idle expenses of aircraft equipment and personnel in this line.

Operating results

The operating income (adjusted EBIT) for the quarter was R$114.4 million. Operating margin was 11.7%. On an available seat-kilometer basis, adjusted EBIT was 2.87 cents (R$).

Adjusted EBITDA totaled R$284.1 million in the period. Adjusted EBITDA per available seat-kilometer was 7.12 cents (R$).

EBIT and EBITDA reconciliation (R$ MM)*	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net (Loss) before NCI(1)	(1,322.4)	(92.2)	NM	(5,196.7)	(15.7)	NM
(-) Income Taxes	8.4	(6.3)	NM	54.9	85.1	-35.5%
(-) Financial Result	927.1	790.4	17.3%	5,267.1	1,609.7	227.2%
EBIT(1)	(386.9)	691.9	NM	125.3	1,679.1	-92.5%
EBIT Margin(1)	-39.7%	18.6%	NM	2.8%	16.7%	-13.9 p.p.
(-) Depreciation and Amortization	182.9	448.6	-59.3%	828.1	1,269.4	-34.8%
EBITDA(1)	(204.0)	1,140.5	NM	953.4	2,948.5	-67.7%
EBITDA Margin(1)	-20.9%	30.7%	NM	21.3%	29.3%	-8.0 p.p.
Adjusted EBIT(2)	114.4	691.9	-83.5%	1,073.0	1,679.1	-36.1%
Adjusted EBIT Margin(2)	11.7%	18.6%	-6.9 p.p.	23.9%	16.7%	7.2 p.p.
Adjusted EBITDA(2)	284.1	1,140.5	-75.1%	1,823.4	2,948.5	-38.2%
Adjusted EBITDA Margin(2)	29.1%	30.7%	-1.6 p.p.	40.7%	29.3%	11.4 p.p.
EBITDA Calculation (R$ cents/ASK)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net Revenues	24.42	27.67	-11.7%	25.68	26.61	-3.5%
Operating Expenses(1)	(34.12)	(22.51)	51.6%	(24.97)	(22.17)	12.6%
EBIT(1)	(9.70)	5.16	NM	0.71	4.44	-84.0%
Depreciation and Amortization	(4.58)	(3.35)	36.7%	(4.75)	(3.36)	41.4%
EBITDA(1)	(5.12)	8.51	NM	5.46	7.80	-30.0%
Adjusted EBIT(2)	2.87	5.16	-44.4%	6.15	4.44	38.5%
Adjusted EBITDA(2)	7.12	8.51	-16.3%	10.45	7.80	34.0%

(1) Excluding non-recurring expenses. * In accordance with CVM Instruction n.527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels (3Q20).

11

Earnings Report Third Quarter 2020

Financial Results

The net financial expense was R$927.1 million, an increase of R$136.6 million compared to 3Q19, mainly due to losses with ESN and capped call, that varied R$196.7 million in relation to 3Q19, expenses with interest on loans and financing that increased R$70.6 million and the decrease in gains with financial investments of R$23.2 million in the quarterly comparison, partially offset by the exchange variation in the period, which was R$ 149.1 million lower compared to 3Q19 and by net expenses with derivatives were R$36.7 million lower compared to 3Q19.

Interest on loans: increased 21.7%, from R$325.3 million to R$395.9 million mainly due to an average total debt of approximately R$3.8 billion higher than the previous period and the BRL exchange rate devaluation of 35.5%, partially offset by a reduction in the average interest rate from 6.1% to 6.0%.

Gains from financial investments: decreased R$23.2 million, mainly due to lower investments and the reduction in basic interest rates, that impacted CDI rate.

Net exchange and monetary variation: totaled losses of R$474.2 million in 3Q20, a decrease of R$149.1 in 3Q20 versus 3Q19, essentially due to the effects of foreign currency hedge accounting recorded for dollar operating revenues, partially offset by the appreciation of the dollar against the real of 3.0% in the current quarter, from R$5.48/USD on June 30, 2020 to R$5.64/USD as of September 30, 2020.

Net result of derivatives: registered R$2.1 million losses in 3Q20, in comparison to R$38.8 million losses in 3Q19, mainly due to the monetization of oil hedge operations to release restricted cash.

ESN and capped calls results: registered expenses of R$0.1 million, comprised of R$103.7 million of unrealized gains from mark-to-market of the convertible portion, R$46.8 million of interest expense, R$54.8 million of losses with exchange rate variation and R$2.2 million of losses realized on markup exchange market and capped calls.

Other net financial expenses: totaled R$74.3 million expenses in 3Q20, in comparison to R$42.4 million of expenses in 3Q19.

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 3Q20, GOL registered net losses of R$61.1 million from hedge operations, of which R$59.0 million were losses recorded in operating income and R$2.1 million were losses recorded in financial income. The Company has all the required amounts for initial margins and mark-to-market (m-t-m) on its derivative operations deposited with its counterparties under the restricted cash caption and has not converted any amount into debt. Upon settlement of these operations based on their maturity date, such amounts deposited as an initial margin are released and converted from restricted cash into available cash.

Fuel: fuel hedge operations made through derivative contracts resulted in a loss in operating results of R$59.0 million and a loss in financial results of R$1.4 million.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$0.7 million in the financial results in 3Q20.

Exchange rate: the Company did not recognize exchange rate hedge results in 3Q20.

Income taxes

Income taxes in the quarter represented an expense of R$8.4 million, compared to an income tax gain of R$6.3 million in 3Q19. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$8,411.9 million, and such amount is not recorded in the Company's balance sheet.

Loyalty Program - Smiles Fidelidade S.A.

Revenue in 3Q20 was reduced in 52.1% to R$133.9 million. The operating result in 3Q20 decreased R$143.3 million to R$55.3 million, mainly due to the reduction in the volume of miles exchanged by participants in the Loyalty Program due to the COVID-19 pandemic. Operating margin was 41.3% and net income in 3Q20 was R$50.2 million, a decrease of R$99.4 million compared to 3Q19.

Financial Information (R$ MM)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net Revenues	133.9	279.4	-52.1%	361.8	797.9	-54.7%
Operating Income	55.3	198.6	-72.2%	120,2	539,0	-77,7%
Operating Margin	41.3%	71.1%	-29.8 p.p.	33.2%	67.6%	-34.4 p.p.
Net Income	50.2	149.6	-66.4%	106.1	447.2	-76.3%
Net Margin	37.5%	53.5%	-16.0 p.p	29.3%	56.0%	-26.7 p.p.

12

Earnings Report Third Quarter 2020

Net Income and Earnings per Share

In 3Q20, the Company reported net loss after minority interest of R$872.0 million (excluding losses of exchange and monetary variations of R$474.2 million, non-recurring net losses of R$373.5 million and a losses of R$0.1 million related to Exchangeable Notes and capped calls unrealized results), compared to net income of R$263.5 million (excluding non-recurring losses of R$78.9 million, exchange and monetary variations losses of R$623.3 million and losses of R$196.7 million related to Exchangeable Notes and capped calls unrealized results) during 3Q19, a decrease of R$1.1 billion.

Net Result (R$ MM)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net (Loss) for the Period	(1,719.8)	(242.0)	NM	(6,005.0)	(469.0)	NM
(-) ESN And Capped Calls Unrealized Results	0.1	(196.7)	NM	298.0	81.5	265.6%
(-) Exchange Variations, Net(1)	474.2	623.3	-23.9%	3,483.8	552.6	NM
(-) Non-Recurring Expenses and Revenues, net	373.5	78.9	NM	757.9	241.1	214.4%
Net Income (Loss)(4)	(872.0)	263.5	NM	(1,465.3)	406.2	NM
EPS And EPADS	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Weighted Average Shares Outstanding(2)	355.7	355.5	0.1%	355.7	355.5	0.1%
Weighted Average Shares ADS Outstanding(3)	177.8	177.7	0.1%	177.8	177.7	0.1%
Net (Loss) Per Share in R$	(4.83)	(0.68)	NM	(16.88)	(1.32)	NM
Net (Loss) Per ADS in US$	(1.80)	(0.34)	NM	(6.65)	(0.68)	NM
Earnings (Loss) Per Share in R$(4)	(2.45)	0.74	NM	(4.12)	1.14	NM
Earnings (Loss) Per ADS in US$(4)	(0.91)	0.37	NM	(1.62)	0.59	NM

Earnings Per Diluted Share and Diluted ADS	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Weighted Average Shares Outstanding(2)	393.2	391.0	0.6%	393.2	391.0	0.6%
Weighted Average Shares ADS Outstanding(3)	196.6	195.5	0.6%	196.6	195.5	0.6%
Earnings (Loss) Per Diluted Share in R$(5)	-	0.68	NM	-	1.04	NM
Earnings (Loss) Per Diluted ADS in US$(5)	-	0.34	NM	-	0.53	NM

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in September 30, 2020 is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 393.2 million in 3Q20, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

Cash Flow

As of September 30, 2020, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$2.2 billion, R$1.1 billion lower compared to June 30, 2020 and R$1.9 billion lower than September 30, 2019.

Operating activities consumed R$35.5 million in 3Q20, compared to an operating cash flow of R$1.1 billion in 3Q19. The difference is due to the reduction in the volume of Company’s working capital, partially offset by the settlement of some oil hedge positions that contributed to release restricted cash.

Investment activities consumed R$107.2 million net in the quarter, essentially due to engine maintenance events in the period.

Cash used by financing activities in 3Q20 was R$920.5 million, which comprised the full amortization of Term Loan B and other working capital debts, as well as lease payments.

Consolidated Cash Flow Summary (R$ MM)	3Q20	3Q19	% Var.	2Q20	% Var.
Net Income (Loss) For The Period	(1,695.9)	(171.1)	NM	(1,997.1)	-15.1%
Adjustment of Non-Cash Items	1.412.3	1.450.7	-2.6%	1.973.1	-28.4%
Net Income After Adjusting Non-Cash Items	(283.6)	1.279.6	NM	(24.0)	NM
Net Cash Provided to (Used In) Operating Activities	(35.5)	1.075.7	NM	(915.9)	-96.1%
Net Cash Used In Investment Activities	(107.2)	(264.7)	-59.5%	(94.4)	13.6%
Net Cash Flow	(142.6)	811.0	NM	(1,010.1)	-85.9%
Net Cash Used in Financing Activities	(920.5)	(441.3)	108.6%	84.7	NM
Net Increase (Decrease) in Cash, Equivalents and A/R (1)	(1,063.1)	369.7	NM	(925.6)	14.9%
Total Liquidity at The Beginning of Period	3,305.5	3,664.9	-9.8%	4,231.1	-21.9%
Accounts Receivable Beginning of Period	536.1	1,282.3	-58.2%	791.8	-32.3%
Accounts Receivable End of Period	790.9	1,178.0	-32.9%	536.1	47.5%
Total Liquidity at The End of Period	2,242.3	4,034.6	-44.4%	3,305.5	-32.2%

(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables.

13

Earnings Report Third Quarter 2020

Liquidity and Indebtedness

As of September 30, 2020, the Company had a resilient position of total liquidity of R$2.2 billion, a decrease of R$1.1 billion compared to June 30, 2020, mainly due to amortization of debts in the quarter, especially Term Loan B, and R$1.8 billion lower compared to September 30, 2019, mainly due to the reduction in the volume of operations compared to the previous year.

The Company registered total loans and financings as of September 30, 2020 of R$18.3 billion (including leases), a decrease of 3.6% versus 2Q20, mainly due to the amortization of Term Loan B, partially offset by the appreciation of the US Dollar in 3.0% in the quarter. During the quarter, the Company paid R$2,583.2 million of debt, comprised by R$2,061.4 million of principal payments and R$265.1 million of interest payments on loans and financing, and R$256.7 million of principal payments related to lease obligations.

In August 2020, the Company completed a bilateral financing with Delta Air Lines in an amount of US$250 million guaranteed by Smiles shares and other assets and a final maturity in December 2021.

Net debt (excluding perpetual notes and Exchangeable Notes) to operating EBITDA LTM ratio was 4.0x as of September 30, 2020, 1.2x higher when compared to June 30, 2020, in a quarter where the U.S. Dollar appreciated against the Real by 3.0%. Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA was 4.8x at September 30, 2020. The average maturity of the Company's long-term debt in 3Q20, excluding aircraft leases and financings and perpetual notes is 2.9 years. GOL’s average interest rate on local-currency debt decreased to 4.5%, and its average interest rate on U.S. Dollar-dominated debt, excluding aircraft leases and financings and perpetual notes, increased to 6.2%.

Liquidity (R$ MM)	3Q20	3Q19	% Var.	2Q20	% Var.
Cash, Cash Equivalents and Restricted Cash	1,451.4	2,856.6	-49.2%	2,769.3	-47.6%
Short-Term Accounts Receivable & Securities and Receivables	790.9	1,178.0	-32.9%	536.1	47.5%
Total Liquidity	2,242.3	4,034.6	-44.4%	3,305.5	-32.2%
Total Liquidity as % of LTM Net Revenues	27.1%	30.4%	-3.3 p.p.	30.0%	-2.9 p.p.
Indebtedness (R$ MM)	3Q20	3Q19	% Var.	2Q20	% Var.
Loans and Financings	1,642.6	1,247.8	31.6%	2,265.0	-27.5%
Aircraft Financing	1,757.9	1,234.6	42.4%	1,763.3	-0.3%
Aircraft Rent	7,983.4	6,218.1	28.4%	8,057.0	-0.9%
Debt Issuance	4,212.9	3,568.9	18.0%	4,164.6	1.2%
Exchangeable Notes	1,905.2	1,679.8	13.4%	1,947.7	-2.2%
Perpetual Notes	765.1	564.9	35.4%	742.8	3.0%
Total Loans and Financings	18,267.1	14,514.1	25.9%	18,940.4	-3.6%
Short-term debt	5,338.1	3,811.3	40.1%	6,080.7	-12.2%
Short-term Debt in US$	808.1	840.6	-3.9%	944.8	-14.5%
Short-term Debt in BRL	779.9	310.9	150.9%	907.1	-14.0%
Long-term debt	12,929.0	10,702.8	20.8%	12,859.8	0.5%
Long-term Debt in US$	2,263.2	2,495.2	-9.3%	2,291.8	-1.2%
Long-term Debt in BRL	163.2	311.7	-47.6%	309.8	-47.3%
Debt and Leverage(1) (R$ MM)	3Q20	3Q19	% Var.	2Q20	% Var.
Gross Debt	15,596.8	12,269.4	27.1%	16,249.9	-4.0%
(-) Total Cash	1,451.4	2,856.6	-49.2%	2,769.3	-47.6%
Net Debt	14,145.4	9,412.8	50.3%	13,480.6	4.9%
% of debt in Foreign Currency	96.5%	96.0%	0.5 p.p.	96.7%	-0.2 p.p.
% of debt in Short-Term	29.2%	26.3%	2.9 p.p.	32.1%	-2.9 p.p.
% of debt in Long-Term	70.8%	73.7%	-2.9 p.p.	67.9%	2.9 p.p.
LTM EBITDA(2)	3,507.9	3,861.7	-9.2%	4,845.8	-27.6%
Net Debt / LTM EBITDA(2)	4.0 x	2.4 x	1.6 x	2.8 x	1.2 x
Gross Debt / LTM EBITDA(2)	4.4 x	3.2 x	1.2 x	3.4 x	1.0 x

(1)	Excluding Perpetual and Exchangeable Notes. (2) Excluding non-operating expenses and depreciation.

14

Earnings Report Third Quarter 2020

Financial Debt Amortization Schedule (in million¹)

1- Currency of issuance or contract.

Fleet

At the end of 3Q20, GOL's total fleet was 129 Boeing 737 aircraft, comprised of 122 NGs and seven (7) MAXs (non-operational). At the end of 3Q19, GOL's total fleet was 125 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 10.8 years at the end of 3Q20.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrowbody aircraft financed via operating leases.

Total Fleet at the End of Period	3Q20	3Q19	Var.	2Q20	Var.
B737s	129	125	+4	130	-1
B737-7 NG	22	24	-2	23	-1
B737-8 NG	100	94	+6	100	0
B737-8 MAX	7	7	0	7	0

As of September 30, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company’s fleet plan is for a reduction of 4 operating aircraft through 2020, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2020E	2021E	2022E	>2023E	Total
Operating Fleet at the End of the Year	126	122
Aircraft Commitments (R$ MM)	-	-	-	25,091.1	25,091.1

At the end of 3Q20, the Company concluded renegotiations of part of its aircraft and operating engine leasing contracts with no purchase option, which resulted in contractual modifications related to term extensions and new monthly amounts compared to the original terms of the contracts. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as a reduction in the lease liability in the amount of R$180 million, with a corresponding reduction in fixed assets of R$171 million and a gain of R$9 million in the operating result.

15

Earnings Report Third Quarter 2020

Outlook for 4Q20 and 1Q21

In 4Q20, the Company estimates an average operating fleet of 92 aircraft, which will represent 78% of the average fleet operated in the same quarter last year. Revenue for the quarter ended December 2020 is expected to increase approximately 130% compared to the quarter ended September 2020. Total expenses in 4Q20 are expected to decrease by approximately 16% compared to 4Q19, due to initiatives to reduce costs, lower capacity and fuel consumption.

GOL expects to end 4Q20 with R$2.4 billion in liquidity and R$13.1 billion in adjusted net debt. Several important initiatives are critical to ensure that GOL maintains liquidity at expected levels in 4Q20.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	3Q20A	4Q20E	1Q21E
Brazil Quarterly GDP Growth[1] (%) Domestic Routes Served (average) % of 2019 Average Operating Fleet % of 2019 ASK (in million) % of 2019 Load Factor (%)	+5.4% 122 75% 63 55% 4,000 30% ~80%	+3.7% ~146 90% ~92 78% ~8,000 60% ~80%	+3.0% ~167 85% ~102 92% ~9,400 76% ~78%
Net Operating Revenues (R$ BN) % of 2019 Capex (R$ MM) Net Cash Burn (R$/day)	1.0 26% 110 0	~2.3 60% ~180 ~3	~2.4 66% ~290 ~2
Total Liquidity[2] (R$ BN) Net Debt[3] (R$ BN) Net Debt / LTM EBITDA Ratio[3,4] (x)	2.2 14.1 4x	~2.4 ~13.1 ~6x	~2.5 ~13.1 ~8x
(1)	Sequential; Source: Brazilian Central Bank.
(2)	Cash and cash equivalents, restricted cash, accounts receivable, securities and receivables.
(3)	Excluding perpetual bonds and exchangeable notes.
(4)	Pro-forma, excluding non-operating expenses and depreciation.

16

Earnings Report Third Quarter 2020

Environmental, Social and Governance (“ESG”) Information

GOL seeks to be a world leader in making aviation more sustainable.

The Company manages greenhouse gas emissions (“GHGs”) through fuel efficiency and network management. Since 2016, the Company is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. Additionally, GOL is a member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel.

And by providing ESG data to investors, GOL aims to encourage the airline industry as a whole to become more sustainable, green and transparent. GOL reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry (TR0201).

The Company is actively looking to increase its sustainability through the adoption of new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is transitioning to 737 MAX-8s, which consume 15% less fuel than the 737-800 NG aircraft. Estimates are that the 737 MAX will return to service in December 2020, based on the latest guidance from Boeing, and that the MAX will be GOL's future aircraft that will carry Customers with maximum safety and fuel efficiency.

Environmental	9M20	2019	2018	2017
Fuel
Total Fuel Consumed (GJ x 1,000)	18,241	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	30.0	28.9	29.2	29.5
Gross global Scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	1,382,205	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	9.4	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO2)	37,909	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0	0
Fleet
Average Age of Fleet	10.8	9.9	9.5	9.2
Social	9M20	2019	2018	2017
Labor Relations
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	27	26	29	26
Between 30 and 50 years (%)	63	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	-	-	-	-
Customer & Company behavior
Customer Satisfaction Index (SMS score)	8.18	8.28	8.39	8.33
On-time Departures (%)	93.5	88.98	91.82	94.61
Flight Completion (%)	97.5	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.11	2.09	2.03	2.06
Safety
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	9M20	2019	2018	2017
Management
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	62	33	38	37
Committees and Policies
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

17

Earnings Report Third Quarter 2020

Consolidated Income Statement

(R$ Thousands)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net Operating Revenues	974,920	3,709,937	-73.7%	4,480,495	10,061,361	-55.5%
Passenger	879,026	3,500,987	-74.9%	4,063,662	9,493,188	-57.2%
Cargo and Other	95,894	208,950	-54.1%	416,833	568,173	-26.6%
Total net Operating Expenses	(1,735,367)	(3,096,965)	-44.0%	(5,113,121)	(8,623,378)	-40.7%
Salaries	(365,642)	(620,474)	-41.1%	(1,114,097)	(1,714,063)	-35.0%
Aircraft Fuel	(316,314)	(1,066,603)	-70.3%	(1,453,237)	(3,038,027)	-52.2%
Landing Fees	(69,584)	(223,610)	-68.9%	(291,657)	(604,747)	-51.8%
Passenger Costs	(61,481)	(156,999)	-60.8%	(264,705)	(442,305)	-40.2%
Services Provided	(201,643)	(200,345)	0.6%	(516,363)	(524,068)	-1.5%
Sales and Marketing	(60,454)	(179,644)	-66.3%	(221,496)	(495,554)	-55.3%
Maintenance, Materials and Repairs	(62,829)	(91,497)	-31.3%	(280,896)	(412,253)	-31.9%
Depreciation and Amortization	(182,891)	(448,635)	-59.2%	(828,161)	(1,269,438)	-34.8%
Other	(414,529)	(109,158)	279.8%	(142,509)	(122,923)	15.9%
Idle Expenses – Depreciation	(268,318)	-	NM	(615,667)	-	NM
Idle Expenses – Salaries	(72,894)	-	NM	(160,802)	-	NM
Other Income (Expenses)	(73,317)	(109,158)	-32.8%	633,960	(122,923)	NM
Equity Results	-	2	NM	-	79	NM
Operating Result	(760,447)	612,974	NM	(632,626)	1,438,062	NM
Financial Income (Expense), net	(927,108)	(790,451)	17.3%	(5,267,102)	(1,609,650)	227.2%
Loss Before Income Taxes	(1,687,555)	(177,477)	NM	(5,899,728)	(171,588)	NM
Current Income and Social Contribution Taxes	(42,093)	(49,560)	-15.1%	(77,946)	(125,203)	-37.7%
Deferred Income and Social Contribution Taxes	33,723	55,917	-39.7%	23,059	40,053	-42.4%
Net Loss Before Non-Controlling Interests	(1,695,925)	(171,120)	NM	(5,954,615)	(256,738)	NM
Non-Controlling Interests From Smiles	23,845	70,932	-66.4%	50,337	212,244	-76.3%
Net Loss After Non-Controlling Interests	(1,719,770)	(242,052)	NM	(6,004,952)	(468,982)	NM
Losses Per Preference Share After Non-Controlling Interests	(22.340)	(1.228)	NM	(19.964)	(1.338)	NM
Losses Per Common Share After Non-Controlling Interests	(0.163)	(0.020)	NM	(0.570)	(0.038)	NM
Number of Shares at The End of The Period (MM)	355.7	355.5	0.1%	355.7	355.5	0.1%

18

Earnings Report Third Quarter 2020

Consolidated Balance Sheet

(R$ Thousands)	09/30/2020	12/31/2019	% Var.
ASSETS	12,820,829	15,298,446	-16.2%
Current Assets	2,894,761	4,927,377	-41.3%
Cash And Cash Equivalents	498,754	1,645,425	-69.7%
Short-Term Investments	399,624	953,762	-58.1%
Restricted Cash	372,668	304,920	22.2%
Trade Receivables	790,911	1,229,530	-35.7%
Inventories	199,717	199,213	0.3%
Recoverable Income Taxes	240,372	309,674	-22.4%
Advances For Suppliers	277,222	142,338	94.8%
Derivatives	-	3,500	NM
Other Current Assets	115,493	139,015	-16.9%
Noncurrent Assets	9,926,068	10,371,069	-4.3%
Restricted Cash	180,388	139,386	29.4%
Deposits	2,294,792	1,968,355	16.6%
Advances For Suppliers	31,770	48,387	-34.3%
Recoverable Income Taxes	322,172	174,142	85.0%
Deferred Taxes	57,762	59,809	-3.4%
Other Noncurrent Assets	35,653	991	NM
Derivatives	50,055	143,969	-65.2%
Investments	1,254	1,254	0.0%
Property, Plant And Equipment	5,197,231	6,058,101	-14.2%
Intangible Assets	1,754,991	1,776,675	-1.2%
Liabilities and Shareholders’ Equity (Deficit)	12,820,829	15,298,446	-16.2%
Current Liabilities	12,007,286	10,362,600	15.9%
Short-Term Debt	3,090,339	2,543,039	21.5%
Leases	2,247,758	1,404,712	60.0%
Suppliers	1,634,527	1,286,275	27.1%
Suppliers – Forfaiting	52,120	554,467	-90.6%
Salaries	338,989	396,010	-14.4%
Income Taxes Payable	71,151	116,523	-38.9%
Landing Fees	780,426	728,339	7.2%
Advance Ticket Sales	1,805,930	1,966,148	-8.1%
Mileage Program	1,253,020	1,009,023	24.2%
Advances From Customers	19,989	16,424	21.7%
Provisions	355,346	203,816	74.3%
Derivatives	100,962	9,080	NM
Other Current Liabilities	256,729	128,744	99.4%
Noncurrent Liabilities	14,950,489	12,041,263	24.2%
Long-Term Debt	7,193,379	5,866,802	22.6%
Leases	5,735,626	4,648,068	23.4%
Suppliers	44,749	10,142	341.2%
Provisions	1,386,432	1,053,240	31.6%
Mileage Program	307,592	171,651	79.2%
Deferred Taxes	218,621	244,041	-10.4%
Taxes Payable	34,536	84	NM
Derivatives	-	11,270	NM
Other Noncurrent Liabilities	29,554	35,965	-17.8%
Shareholders' Equity (Deficit)	(14,136,946)	(7,105,417)	99.0%
Capital Stock	3,009,132	3,008,178	0.0%
Advance For Future Capital Increase	304	584	-47.9%
Treasury Shares	(62,215)	(102,543)	-39.3%
Capital Reserves	202,574	225,276	-10.1%
Equity Valuation Adjustments	(906,941)	188,247	NM
Accumulated Losses	(17,002,055)	(10,996,413)	54.6%
Non-Controlling Interests	622,255	571,254	8.9%

19

Earnings Report Third Quarter 2020

Consolidated Cash Flow

(R$ Thousands)	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Net Loss for the Period	(1,695,925)	(171,120)	NM	(5,954,615)	(256,738)	NM
Adjustment to Reconcile Net Loss to Cash From Operating Activities
Depreciation and Amortization	451,209	448,635	0.6%	1,469,790	1,269,438	15.8%
Allowance (Reversal) for Doubtful Accounts	(842)	7,863	NM	598	1,005	-40.5%
Provisions for Legal Proceedings	105,591	52,545	101.0%	219,160	145,288	50.8%
Provision for Inventory Obsolescence	535	1	NM	608	32	NM
Recovery of Untimely Credits	-	-	0.0%	(126,675)	-	NM
Present Value of Assets and Liabilities	21,160	-	NM	48,603	-	NM
Deferred Taxes	(33,723)	(55,917)	-39.7%	(23,059)	(40,053)	-42.4%
Equity Results	-	(2)	NM	-	(79)	NM
Share-Based Payments	6,579	25,075	-73.8%	16,984	32,135	-47.1%
Sale-Leaseback	-	-	0.0%	(112,591)	-	NM
Actuarial Losses on Post-Employment Benefit	2,019	-	NM	8,024	-	NM
Exchange and Monetary Variations, net	392,467	766,447	-48.8%	3,922,820	667,930	NM
Interest	-	6,790	NM	-	6,790	NM
Interest on Debt and Financial Lease	415,537	283,019	46.8%	1,075,638	797,014	35.0%
Short and Long-Term Investments Variation	(19,457)	-	NM	(110,796)	-	NM
Provision and Amortization for Aircraft and Engine Return	9,656	24,875	-61.2%	90,883	269,434	-66.3%
Reversion of Provision to Maintenance	(5,138)	(55,346)	NM	-	(55,346)	NM
Write-off Guarantee and Maintenance Deposits	47,172	-	NM	117,310	-	NM
Result Of Derivatives Recognized In Results	(22,196)	138,901	NM	668,447	138,901	NM
Unrealized Hedge Results - ESN	(103,740)	(398,195)	-73.9%	(512,876)	(151,169)	239.3%
Termination of Obligation Due to Contractual Term Reduction	-	(129,320)	NM	-	(262,569)	NM
Provision for Labor Obligations	78,403	195,564	-59.9%	131,494	205,834	-36.1%
Write-Off of Property, Plant and Equipment and Intangible Assets	58,128	101,329	-42.6%	91,617	135,723	-32.5%
Other Provisions	8,921	38,420	-76.8%	54,500	(12,038)	NM
Adjusted Net Result	(283,644)	1,279,564	NM	1,075,864	2,891,532	-62.8%
Changes in Operating Assets and Liabilities:
Trade Receivables	(254,094)	100,426	NM	451,337	(325,005)	NM
Short-Term Investments	110,221	(29,666)	NM	231,223	27,962	NM
Restricted Cash	-	(19,490)	NM	-	200,841	NM
Inventories	17,917	(3,393)	NM	(1,112)	(14,526)	-92.3%
Deposits	158,855	(12,951)	NM	(30,995)	(158,851)	-80.5%
Deposit in Guarantee of Lease Contracts	(33,629)	(34,408)	-2.3%	(33,629)	(34,408)	-2.3%
Recoverable Taxes	51,598	100,883	-48.9%	47,947	100,883	-52.5%
Suppliers	121,004	50,850	138.0%	336,321	(233,971)	NM
Suppliers – Forfaiting	9,152	206,267	-95.6%	(143,010)	193,807	NM
Advance Ticket Sales	223,661	21,397	NM	(160,218)	311,563	NM
Mileage Program	26,625	(31,039)	NM	379,938	79,940	NM
Advances From Customers	5,966	(2,773)	NM	3,565	(155,427)	NM
Salaries	(91,840)	(114,377)	-19.7%	(188,515)	(155,254)	21.4%
Landing Fees	91,221	(512)	NM	52,087	132,099	-60.6%
Taxes Receivables	37,906	42,001	-9.7%	40,142	111,297	-63.9%
Derivatives	545,300	61,580	NM	-	(25,855)	NM
Settlement of Derivative Operations	(749,915)	(17,627)	NM	(749,915)	(17,627)	NM
Advances to Suppliers	(69,680)	(284,460)	-75.5%	(139,149)	(284,460)	-51.1%
Legal and Aircraft Returns Payments	(94,950)	(142,809)	-33.5%	(198,914)	(208,902)	-4.8%
Other Credits and Obligations, net	176,922	144,406	22.5%	125,246	(92,326)	NM
Interest Paid	(265,207)	(199,748)	32.8%	(546,360)	(428,255)	27.6%
Income Taxes Paid	(21,884)	(42,411)	-48.4%	(51,060)	(176,290)	-71.0%
Net Cash Flows From (Used in) Operating Activities	(288,495)	1,071,710	NM	500,793	1,738,767	-71.2%
Restricted Cash	421,124	-	NM	(108,750)	-	NM
Short-Term Investments of Smiles	980,889	(162,877)	NM	497,777	(542,261)	NM
Dividends and Interest on Capital Received	-	(471)	NM	-	-	0.0%
Advances for Property, Plant and Equipment Acquisition, net	(34,657)	(10,886)	NM	(91,439)	(39,418)	132.0%
Aircraft Sale	-	-	NM	-	348,389	NM
Return of Advances to Suppliers	-	-	0.0%	136,962	-	NM
Acquisition of Property, Plant and Equipment	(56,953)	(228,149)	-75.0%	(507,095)	(561,307)	-9.7%
Acquisition of Intangible Assets	(15,544)	(25,226)	-38.4%	(47,910)	(53,513)	-10.5%
Net Cash From (Used in) Investing Activities	1,294,859	(427,609)	NM	(120,455)	(848,110)	-85.8%
Loan Funding	1,403,092	514,005	173.0%	1,852,154	1,950,040	-5.0%
Loan Funding and Exchange Offer Costs	(6,041)	(13,335)	-54.7%	(6,041)	(77,082)	-92.2%
Loan Payments	(2,061,446)	(272,610)	NM	(2,761,194)	(570,413)	NM
Senior Notes Early Redemption	-	50,320	NM	-	-	0.0%
Lease Payments	(256,531)	(463,266)	-44.6%	(784,433)	(1,223,685)	-35.9%
Capped Call Premium Received (Paid)	-	(287,094)	0.0%	21,800	(403,022)	NM
Dividends And Interest Equity Paid to Non-Controlling Interest	-	247	NM	(14,811)	(209,150)	-92.9%
Subscription Bonus	-	2,273	NM	-	9,134	NM
Capital Increase	-	293	NM	-	2,576	NM
Capital Increase of Non-Controlling Shareholders	-	(172)	NM	-	-	0.0%
Shares to Issue	396	28,043	-98.6%	674	28,343	-97.6%
Net Cash Used in Financing Activities	(920,530)	(441,296)	108.6%	(1,691,851)	(493,259)	243.0%
Foreign Exchange Variation on Cash Held In Foreign Currencies	(2,972)	60,175	NM	164,842	35,880	NM
Net Increase (Decrease) in Cash and Cash Equivalents	82,862	262,980	-68.5%	(1,146,671)	433,278	NM
Cash and Cash Equivalents at Beginning of the Period	415,892	996,485	-58.3%	1,645,425	826,187	99.2%
Cash and Cash Equivalents at The End of the Period	498,754	1,259,465	-60.4%	498,754	1,259,465	-60.4%

20

Earnings Report Third Quarter 2020

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 129 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

21

Earnings Report Third Quarter 2020

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.